Exhibit 2

FOR IMMEDIATE RELEASE	24 MARCH 2014

WPP PLC (“WPP”)

JWT agrees to acquire Egift, a leading premium and gift specialist in China

WPP announces that its wholly owned operating company JWT has agreed to acquire Shanghai Egift Design and Production Co. Ltd., one of China’s leading premium and gift specialists.

Egift provides total integrated premium and loyalty program gift solutions to clients, ranging from strategy, design, sourcing, prototyping, production through to logistics and distribution. The company, which was established in 2002 by Zhu Cheng and is headquartered in Shanghai, serves a range of blue chip international clients in China, including Johnson & Johnson, Roche, Pechoin, Conde Naste and Novartis. Following the acquisition, Egift will continue to operate independently, as part of JWT’s activation, field and shopper marketing operations in China.

For the year ending 31 December 2013, Egift’s revenues were RMB 27 million, with gross assets of RMB 25 million, as at the same date.

This acquisition marks a further step towards WPP’s declared goal of developing its networks in fast-growth markets and sectors.

In Greater China, WPP companies (including associates) generate revenues of US$1.4 billion and employ over 14,000 people. Like-for-like revenue growth in Greater China was 4.0% in 2013 (excluding associates). In the Asia Pacific region, WPP companies (including associates) generate revenues of US$5 billion and employ over 48,000 people. Like-for-like revenue growth in Asia Pacific was 5.2% in 2013 (excluding associates).

WPP recently raised its targets from 35-40% for each of fast-growth markets and new media to at least 40-45%, over the next five years.

Contact:

Feona McEwan, WPP

+ 44(0) 207 408 2204